                        1934 Act Registration No. 1-14700

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2004

                 Taiwan Semiconductor Manufacturing Company Ltd.

                 (Translation of Registrant's Name Into English)

                              No. 8, Li-Hsin Rd. 6,
                         Science-Based Industrial Park,
                                Hsin-Chu, Taiwan
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

            Form 20-F    [X]                         Form 40-F     [_]

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

            Yes     [_]                              No     [X]

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: _______.)

                    TSMC Monthly Sales Report - January 2004

Hsinchu, Taiwan, February 9, 2004 - Taiwan Semiconductor Manufacturing Company Ltd. (TSMC) ("the Company") (TAIEX: 2330, NYSE: TSM) today announced that net sales for January 2004 totaled NT$19,156 million, an increase of 45.9 percent over the same period last year. On a sequential basis, January 2004 sales increased one percent.

Ms. Lora Ho, TSMC spokesperson, vice president and chief financial officer, noted that, "TSMC's January 2004 sales increased as a result of higher wafer shipments compared to December 2003. In addition, due to a fewer number of working days in February, it is expected that TSMC's February 2004 sales would decline slightly. However, the Company's first quarter 2004 guidance, which was announced on January 29, remains unchanged."

                                    #   #   #

Sales Report:                                               (Unit: NT$ million)
-------------------------------------------------------------------------------
                            2004/(1)/           2003            Growth Rate
-------------------------------------------------------------------------------
Net Sales for January        19,156            13,129              45.9%
-------------------------------------------------------------------------------
(1): Year 2004 figures have not been audited.

TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602

For further information, please contact:
Mr. J.H. Tzeng                 Mr. Jesse Chou                  Mr. Richard Chung
PR Department Manager, TSMC    Public Affairs Manager, TSMC    PR Principal Specialist, TSMC
Tel: 886-3-666-5028 (O)        Tel: 886-3-666-5029 (O)          Tel: 886-3-666-5038 (O)
     886-928-882-607(Mobile)        886-932-113-258(Mobile)          886-937-331-830(Mobile)
Fax: 886-3-567-0121            Fax: 03-5670121                 Fax: 03-5670121
E-mail: jhtzeng@tsmc.com       E-Mail: jhchoua@tsmc.com        E-Mail: cychung@tsmc.com

               Taiwan Semiconductor Manufacturing Company Limited
                                February 09, 2004

This is to report the changes or status of 1)Sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of January 2004.

1) Sales volume (NT$: Thousand)

------------------------------------------------------------------------------------------------------
      Period           Items          2004            2003             Changes         (%)
------------------------------------------------------------------------------------------------------
    Jan.        Invoice amount     16,688,210       12,156,269           4,531,941        37.28%
------------------------------------------------------------------------------------------------------
    Jan.        Net sales          19,155,894       13,128,841           6,027,053        45.91%
------------------------------------------------------------------------------------------------------

2) Funds lent to other parties (NT$ Thousand)
--------------------------------------------------------------------------------------------------
                            Limit of lending          January        Bal. as of period end
--------------------------------------------------------------------------------------------------
TSMC                           62,594,284                   -                            -
--------------------------------------------------------------------------------------------------
TSMC's subsidiaries            32,988,252          (88,200) *                    5,008,500
--------------------------------------------------------------------------------------------------

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (NT$ Thousand)

--------------------------------------------------------------------------------------------------
                            Limit of endorsements            January         Bal. As of period end
--------------------------------------------------------------------------------------------------
TSMC                                    78,242,855         (317,520) *                  18,030,600
--------------------------------------------------------------------------------------------------
TSMC's subsidiaries                            N/A                0                              0
--------------------------------------------------------------------------------------------------
TSMC endorses for subsidiaries                             (317,520) *                  18,030,600
--------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for TSMC                              0                              0
--------------------------------------------------------------------------------------------------
TSMC endorses for PRC companies                                   0                              0
--------------------------------------------------------------------------------------------------
TSMC's subsidiaries endorse for PRC companies                     0                              0
--------------------------------------------------------------------------------------------------

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions

a-1. Hedging purpose (for assets / liabilities denominated in foreign currencies)

--------------------------------------------------------------------------------------------------
    Underlying assets / liabilities            Liabilities:           YEN:          740,285,000
                                            ------------------------------------------------------
                                                    Assets:           US$:        1,903,000,000
--------------------------------------------------------------------------------------------------
      Financial instruments                                                FX forward contracts
--------------------------------------------------------------------------------------------------
      Recognized profit (loss)                                                   (NT$62,536,436)
--------------------------------------------------------------------------------------------------

a-2. Hedging purpose (for the position of fixed rate liabilities / floating rate assets)

--------------------------------------------------------------------------------------------------
    Underlying assets / liabilities            Liabilities:           NT$:        3,000,000,000
                                           ----------------------------------------------------
                                                                      US$:            2,857,143
--------------------------------------------------------------------------------------------------
                                                    Assets:             -                     -
--------------------------------------------------------------------------------------------------
      Financial instruments                                                  Interest rate swap
--------------------------------------------------------------------------------------------------
      Recognized profit (loss)                                                                -
--------------------------------------------------------------------------------------------------

b. Trading purpose: None.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 Taiwan Semiconductor Manufacturing Company Ltd.


Date: February 9, 2004          By /s/ Lora Ho
                                  ---------------------------------------------
                                       Lora Ho
                                       Vice President & Chief Financial Officer